

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 28, 2019

John K. Keppler
Chairman, President, and Chief Executive Officer
Enviva Partners, LP
7200 Wisconsin Avenue, Suite 1000
Bethesda, MD 20814

>   **Re: Enviva Partners, LP**
>   **Registration Statement on Form S-3**
>   **Filed June 21, 2019**
>   **File No. 333-232247**

Dear Mr. Keppler:

    This is to advise you that we have not reviewed and will not review your registration statement.

    Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

    Please contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 with any questions.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Manufacturing and
>   Construction